Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal Fourth Quarter and the Fiscal Year of 2011

SHANGHAI, February 6, 2012 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal fourth quarter and the fiscal year ended December 31, 2011.

The results for the fiscal fourth quarter ended December 31, 2011 were as follows:

•

Revenue was $31.3 million, a sequential decrease of 19.8% from $39.1 million for the third quarter of fiscal year 2011, and approximately flat from $31.6 million for the fourth quarter of fiscal year 2010.

•	Gross margin was 26.2%, compared to 27.4% for the third quarter of fiscal year 2011 and 31.8% for the fourth quarter of fiscal year 2010.

•

Operating expenses were $8.6 million, compared to $7.6 million for the third quarter of fiscal year 2011 and $5.9 million for the fourth quarter of fiscal year 2010. Operating expenses for the fourth quarter of fiscal year 2011 included $445 thousand in share-based compensation expenses, $798 thousand in impairment loss on acquired intangible asset and $140 thousand in amortization of acquired intangible assets, as compared to $643 thousand, $0 and $205 thousand, respectively, for the third quarter of fiscal year 2011, and $508 thousand in share-based compensation for the fourth quarter of fiscal year 2010.

•

Operating loss after share-based compensation, impairment loss and amortization of acquired intangible assets was $(360) thousand, or (1.1)% of revenue, compared to the operating profit of $3.1 million, or 7.9% of revenue, for the third quarter of fiscal year 2011 and $4.1 million, or 13.0% of revenue, for the fourth quarter of fiscal year 2010.

•	GAAP net income was $569 thousand compared to $4.0 million for the third quarter of fiscal year 2011, and $3.8 million for the fourth quarter of fiscal year 2010.

•	Non-GAAP adjusted net income was $2.4 million, compared to $4.7 million for the third quarter of fiscal year 2011 and $4.5 million for the fourth quarter of fiscal year 2010.

•	GAAP earnings per diluted ADS share (EPS) was $0.03 compared to $0.21 for the third quarter of fiscal year 2011.

•	Non-GAAP earnings per ADS share (non-GAAP EPS) was $0.13 compared to $0.25 for the third quarter of fiscal 2011.

•	Number of weighted average fully diluted American Depositary Shares (ADS) was 18,933,665.

•	Cash balance was $64.1 million as of December 31, 2011, compared to approximately $61.3 million as of September 30, 2011 and $44.7 million as of December 31, 2010.

•	Cash flow from operating activities was $5.1 million compared to $8.4 million for the third quarter of fiscal year 2011 and $7.5 million for the fourth quarter of fiscal year 2010.

•	Capital expenditures were $9.8 million compared to $9.8 million for the third quarter of fiscal year 2011 and $3.3 million for the fourth quarter of fiscal year 2010.

•	We used $425 thousand of cash to repurchase American Depositary Shares (ADS) at an average price of $3.96 per ADS under our authorized share re-purchase program.

The results for the fiscal year ended December 31, 2011 are as follows:

•	Revenue was $139.9 million, an increase of 5.3% from $132.8 million for fiscal year 2010.

•	Gross margin was 28.2%, compared to 32.8% for fiscal year 2010.

•	Operating profit was $10.3 million, or 7.4% of revenue, compared to $21.4 million, or 16.1% of revenue, for fiscal year 2010.

•	GAAP net income was $13.5 million compared to $20.4 million for fiscal year 2010.

•	Non-GAAP adjusted net income was $16.3 million, compared to $21.6 million for fiscal year 2010.

•	Cash flow from operating activities was $13.3 million compared to $21.8 million for fiscal year 2010.

•	Capital expenditures were $28.3 million compared to $14.1 million for fiscal year 2010.

“As we expected, we experienced more than a typical seasonal decline in the quarter due to continued soft demand in our core communications, computing and consumer end markets in Asia,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “While market demand was below our expectations in 2011, we have demonstrated our ability to grow within an industry that looks to have declined. This gives us confidence in our business model and we are optimistic that we will continue to gain share in the multi-billion dollar analog power management industry.”

Business Outlook

Revenue for the first quarter of fiscal year 2012 is expected to be in the range of $28 to $32 million, representing a decline of approximately 10.5% to a growth of 2.2% when compared to the fourth quarter of 2011 and a decline of approximately 9.7% to a growth of 3.2% when compared to the first quarter of 2011. Gross margins are expected to decrease to approximately 22% of revenue, mainly due to our plans to reduce our fab utilization in the first quarter of 2012, in part for annual maintenance during the Chinese New Year holiday. Operating expenses exclusive of the share based compensation expenses and amortization of acquired intangible assets are expected to be approximately $7.0 million. We expect our effective income tax rate to range between 8.0% and 9.0%. We expect our capital expenditures to be approximately $10.0 million in the first quarter. The number of ADS shares used to calculate GAAP earnings per share for the first quarter is anticipated to be approximately 18.8 million.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding market demand and our expectation of continuing to gain share in the analog power management industry. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 25, 2011, and other filings with the SEC. Underlying assumptions subsequently proving to be incorrect or other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal fourth quarter and fiscal year ended December 31, 2011, our outlook for the first quarter of 2012 and other business matters today, February 6, 2012 at 2:00 pm PT / 5:00 pm ET. To listen to the live conference call, please dial 855-500-8701 (or +65 6 723 9385 if dialing from outside the U.S.A.). The conference ID number is 40713257. A live webcast of the call will also be available in the “Event Calendar” section of the company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.). The conference ID number for the replay is 40713257.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP adjusted net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, gain or loss on valuation of warrant liabilities, impairment loss and amortization of acquired intangible assets, impairment of equity investments and related tax impact. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

Contact:

JC Zhang

Chief Financial Officer

IR@bcdsemi.com

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets – GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011
ASSETS
CURRENT ASSETS
Cash	$44,717	$61,278	$64,137
Restricted cash	6,355	10,235	7,702
Accounts receivable, net	14,745	22,981	20,444
Inventories	24,188	28,670	27,966
Excess value-added tax paid	2,606	2,645	2,414
Deferred offering expense	1,957	—	—
Receivable from Zi Zhu	—	7,140	4,028
Prepaid expenses and other current assets	4,182	5,585	6,379

Total current assets	98,750	138,534	133,070

PROPERTY, PLANT AND EQUIPMENT, NET	31,512	47,815	66,421
LAND USE RIGHT, NET	2,997	3,072	3,081
ACQUIRED INTANGIBLE ASSETS, NET	—	2,935	2,019
INVESTMENT IN EQUITY SECURITIES	1,587	1,654	1,115
GOODWILL	—	282	284
OTHER ASSETS	2,176	2,982	3,274

TOTAL	$137,022	$197,274	$209,264

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$12,040	$6,000	$8,300
Accounts payable	18,360	21,907	17,004
Notes payable	15,930	18,175	21,449
Accrued expenses	6,635	3,570	3,791
Payable for purchase of property, plant and equipment	763	1,192	10,676
Withholding tax liability	1,790	1,805	1,828
Warrant liability	1,398	—	—
Other current liabilities	2,497	2,078	2,126

Total current liabilities	59,413	54,727	65,174

OTHER LIABILITIES
Deferred rent-noncurrent	108	124	121
Performance obligation	3,109	3,870	3,903
Obligation under capital lease – noncurrent	270	224	206
Deferred grant-noncurrent	—	468	411

Total other liabilities	3,487	4,686	4,641

Total liabilities	62,900	59,413	69,815

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569	—	—

SHAREHOLDERS’ EQUITY(CAPITAL DEFICIENCY)
Ordinary shares	17	111	111
Additional paid-in capital	13,083	161,163	160,242
Accumulated other comprehensive income	8,259	11,698	12,568
Accumulated deficit	(37,806)	(34,039)	(33,470)
Treasury stock	—	(1,072)	(2)

Total shareholders’ equity(Capital deficiency)	(16,447)	137,861	139,449

TOTAL	$137,022	$197,274	$209,264

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income – GAAP

(in thousands of US dollars, except for percentages)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2011
NET REVENUE
IC products	$29,149	$36,420	$29,249	$123,081	$129,800
Foundry services	2,412	2,685	2,100	9,749	10,063

Total net revenue	31,561	39,105	31,349	132,830	139,863

COST OF REVENUE
IC products	20,350	27,074	22,081	84,807	95,446
Foundry services	1,171	1,332	1,053	4,517	4,954

Total cost of revenue	21,521	28,406	23,134	89,324	100,400

GROSS PROFIT	10,040	10,699	8,215	43,506	39,463

OPERATING EXPENSES	31.8%	27.4%	26.2%	32.8%	28.2%
Research and development	1,938	2,667	2,921	7,548	9,963
Selling and marketing	1,974	2,480	2,265	7,063	8,857
General and administrative	2,014	2,259	2,451	7,473	9,139
Amortization of acquired intangible assets	—	205	140	—	414
Impairment loss of acquired intangible assets	—	—	798	—	798
Total operating expenses	5,926	7,611	8,575	22,084	29,171

INCOME FROM OPERATIONS	4,114	3,088	(360)	21,422	10,292
	13.0%	7.9%	-1.1%	16.1%	7.4%

OTHER INCOME (EXPENSE)
Interest income and expenses	(56)	326	292	(144)	1,068
Impairment of equity investment	—	—	(549)	—	(549)
Other-net	56	901	1,168	433	3,593

Other income (expenses), net	—	1,227	911	289	4,112

INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	4,114	4,315	551	21,711	14,404
INCOME TAX EXPENSE (BENEFIT)	339	325	(18)	1,274	935

NET INCOME	$3,775	$3,990	$569	$20,437	$13,469

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement – GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2011

NET INCOME	$3,775	$3,990	$569	$20,437	$13,469

CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization	1,165	1,612	1,628	3,881	5,801
Impairment loss of acquired intangible assets	—	—	798	—	798
Other adjustments to net income	1,514	1,521	2,678	3,028	5,079
Changes in assets and liabilities	1,009	1,282	(547)	(5,575)	(11,814)

Net cash provided by operating activities	$7,463	$8,405	$5,126	$21,771	$13,333

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(3,315)	(9,761)	(9,811)	(14,051)	(28,281)
Acquisition of Aura Micro	—	—	—	—	(4,582)
Financing to ZiZhu, receivable	—	(7,140)	3,219	—	(3,921)
Other cash flow from investing activities	1,288	(4,794)	2,213	188	(1,534)

Net cash used in investing activities	$(2,027)	$(21,695)	$(4,379)	$(13,863)	$(38,318)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	—	(1,072)	(425)	—	(1,497)
Net borrowings	4,071	3,000	2,300	3,462	(3,740)
Initial public offerings proceeds	—	—	—	—	49,085
Other cash flow from financing activities	(347)	(198)	46	(371)	(1,678)

Net cash provided by (used in) financing activities	$3,724	$1,730	$1,921	$3,091	$42,170

Effects of exchange rate changes	629	809	191	1,513	2,235

CHANGE IN CASH	$9,789	$(10,751)	$2,859	$12,512	$19,420

CASH, BEGINNING OF PERIOD	$34,928	$72,029	$61,278	$32,205	$44,717

CASH, ENDING OF PERIOD	$44,717	$61,278	$64,137	$44,717	$64,137

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars, except for per share data)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2011
GAAP net income	$3,775	$3,990	$569	$20,437	$13,469

Share-based compensation:
Cost of goods sold	46	85	77	121	232
Research and development	46	96	83	181	255
Selling, general and administrative	462	547	362	1,449	1,511

Total share-based compensation	554	728	522	1,751	1,998

Gain or loss on valuation of warrant liability	138	—		(613)	(745)
Amortization of acquired intangible assets	—	—	140	—	414
Impairment loss of acquired intangible assets	—	—	798	—	798
Impairment of equity investment	—	—	549	—	549

Income tax impact in above items	—	—	(137)	—	(137)

Non-GAAP net income	$4,467	$4,718	$2,441	$21,575	$16,346

EPS (ADS) fully diluted, GAAP	n.a.	$0.21	$$0.03	n.a.	$0.23

EPS (ADS) fully diluted, Non GAAP	n.a.	$0.25	$$0.13	n.a.	$0.86

The GAAP earnings per share of $0.23 for the full year of 2011 takes into account the 5 million ordinary shares at a fair value of $9.1 million issued to the Series C preference shareholders upon IPO completion, which were accounted for as deemed dividend reducing the earnings available to ordinary shareholders, whereas no dividend was reflected in the calculation of non-GAAP earnings per share.